PUBLIC REPORT

Livingston Securities, LLC

Statement of Financial Condition
December 31, 2017

This report is filed in accordance with
Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a *PUBLIC DOCUMENT.*

Livingston Securities LLC
Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPOKE FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W. Nationwide Blvd; Suite 250
(No. and Street)

Columbus (City) OH (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stewart Homler 614-372-6743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

600 Superior Avenue; Suite 900 (Address) Cleveland (City) OH (State) 44114 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Stewart Homler_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____SPOKE FINANCIAL, LLC_____ , as
of _____December 31, 2017_____, 20_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Melissa A Garland
Notary Public
In and For the State of Ohio
My Commission Expires
02 November 2022

_____
                                        Signature

Managing Member
_____
                                        Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

3


SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Livingston Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Livingston Securities LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2008.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 6, 2018



Livingston Securities LLC

Statement of Financial Condition

December 31, 2017

Assets	
Cash	$ 176,552
Clearing deposit	100,000
Commission receivable	32,742
Due from related parties (Note 4)	93,078
Other assets	58,020
Total Assets	**$ 460,392**
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 39,359
Due to related parties (Note 4)	6,450
Deferred revenue	13,111
Total Liabilities	58,920
Commitment and Contingencies (Note 4 and 5)	
Member's Equity	401,472
Total Liabilities and Member's Equity	**$ 460,392**

The accompanying notes are an integral part of this financial statement.

Livingston Securities LLC

Notes to Financial Statements

Note 1 - Organization and Significant Accounting Policies

Organization and business

Livingston Securities, LLC (the "Company") is a New York limited liability company formed on February 21, 2008. The Company conducts a securities and investment banking business in which it purchases and sells securities on behalf of its clients. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of The Livingston Group of Companies, LLC (the "Parent"). In addition, the Company is affiliated with Livingston Services, LLC (the "Related Entity") which is also a wholly owned subsidiary of its Parent.

Revenue recognition

The Company records securities transactions and related revenue and expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. Investment banking revenue is recorded based on the terms of the respective agreements and deferred until earned by the Company.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original Maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Organization and Significant Accounting Policies (continued)

Income taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and its member is taxed on its respective share of the Company's, earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Furniture and equipment

Furniture and equipment is stated at cost and depreciated using the straight line method over the estimated useful lives of three years.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Livingston Securities LLC

Notes to Financial Statements

Note 1 - Organization and Significant Accounting Policies (continued)

Basis of Accounting and Trading and Valuation of Securities (continued)

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Note 2 - Fair Value of Financial Instruments

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under Fair Value Measurement:

> There are no assets or liabilities utilizing level 1 inputs.

> Assets utilizing Level 2 inputs include equities which have been deemed worthless.

> Assets utilizing level 3 inputs include $40,000 in non-marketable equities received for services rendered by the Company and are included in "Other assets" in the Statement of Financial Condition.

For a more detailed discussion regarding the fair value hierarchy, see Note 1 Significant Accounting Policies.

Note 3 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital of $250,374 and net capital requirement of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.24 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Note 4 – Commitments and Related Party Transactions

The Company is provided office space and facilities from its Related Entity under an expense sharing agreement. Under the agreement the Company is required to reimburse the Related Entity 90% of the costs to utilize common office space, personnel and administrative services. The Company incurred a total of $101,996 to this related entity for the year ended December 31, 2017.

The Company has a receivable of $93,078 from the Related Entity and has a payable of $6,450 to its Parent as of December 31, 2017.

 The Parent provided $410,000 of capital contributions to the Company during the year 2017.

Note 5 – Financial Instruments, Off-Balance Sheet Risk and Contingencies

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has receivables from and deposits with its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

The Company's financial instruments, including cash, clearing deposit, commission receivable, due from related parties, other assets, accounts payable, due to related parties and deferred revenue are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company maintains its cash in one financial institution. At times, the amount on the deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Note 6 – Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.